ServiceSource Appoints Cloud Computing Veteran
Richard Campione to Board of Directors

SAN FRANCISCO, CA – 12/5/12 – ServiceSource® (NASDAQ: SREV), the global leader in recurring revenue management, today announced that Richard Campione has joined its board of directors, effectively November 29, 2012.   A 30-year technology industry veteran, Campione has held senior executive titles at C3 , Oracle, SAP and Siebel Systems and is widely regarded as one of the world's foremost authorities on cloud computing.

Campione complements the ServiceSource board with strong technical and business experience earned in senior executive positions managing SaaS engineering, operations, marketing and sales organizations for Fortune 500, mid-sized and start-up technology companies. He currently sits on the board of directors for Biome Analytics and Winshuttle and has previously sat on the board for Crossgate and InspecTech. He holds a master's degree in computer science and electrical engineering from Massachusetts Institute of Technology and specializes in helping companies use software to drive better business results.

"Richard is a pioneer of cloud computing and an ideal addition to our board. His proven skill in helping companies embrace SaaS business models is a perfect fit with our mission to use the cloud as a platform to replace antiquated systems and processes with a purpose-built solution," said Mike Smerklo, Chairman of the Board and CEO, ServiceSource. "He will bring unique value as we build market momentum for Renew OnDemand, our new cloud service to help companies maximize recurring revenue."

"Recurring revenue offers high profit and high margin, and is the lifeblood of any business," said Campione. "But too many companies still manage renewals with simple spreadsheets because today's CRM and ERP systems are engineered for new product sales. ServiceSource has a unique position in the market. Its combination of purpose-built cloud technology and performance-based business model is squarely focused on maximizing the value of recurring revenue."

About ServiceSource

ServiceSource is the global leader in recurring revenue management. The world's most successful companies rely on us to maximize subscription, maintenance and support revenue, improve customer retention and increase business predictability and insight. ServiceSource delivers results with Renew OnDemand, the world's only cloud application built specifically to manage and grow recurring revenue, which can be combined with our industry-leading services and unique pay-for-performance model.

With over a decade of experience focused exclusively in growing recurring revenue, our services and applications are based on proven best practices and global benchmarks. The company is headquartered in San Francisco, and has over $7 billion under management for customers in more than 150 countries and 40 languages.

ServiceSource, Renew OnDemand and any ServiceSource product or service names or logos above are trademarks of ServiceSource International, Inc. All other trademarks used herein belong to their respective owners.

For more information on ServiceSource, visit http://www.servicesource.com. To connect with ServiceSource, visit us on Twitter, Facebook, LinkedIn and YouTube.

Media Contact for ServiceSource:
Alex Plant
415-901-1164
aplant@servicesource.com